Subsidiaries List

Entity Name	Jurisdiction of Incorporation or Formation

AmTrust International Insurance Limited	Bermuda
Technology Insurance Company, Inc.	Hampshire
Rochdale Insurance Company	New York
Wesco Insurance Company	Delaware
AmTrust International Underwriters Limited	Ireland
AmTrust North America, Inc.	Delaware
The Princeton Agency, Inc.	New Jersey
AmTrust South, Inc. (f/k/a Covenant Management, Inc.)	Delaware
United Underwriting Agency, Inc.	New York
AmTrust Managers, Inc.	Delaware
AmTrust Management Services Limited	United Kingdom
AMT Service Corp.	Delaware
North American Risk Management, Inc.	Florida
AmTrust New Gulf Holdings, LLC	Delaware
Rock Run South, LLC	Delaware
AmTrust Underwriters, Inc.	Delaware
AII Insurance Management Limited	Bermuda
AII Reinsurance Broker Limited	Bermuda
Property Securities Holdings Limited (f/k/a AmTrust Pacific Limited)	New Zealand
AFS Capital Corporation	Texas
AmTrust Nordic AB	Sweden